

Jefferies Group, Inc. 2001 Annual Report

Securities Traded, Nearly

U.S. Equity Shares Executed

Market Capitalization

Record Annual Revenues

1,200 Employees

"As tenants of Two World Trade Center, the ultimate success of our disaster recovery plan was critical to our business survival. Jefferies' outstanding execution capability, willingness to provide substantial and consistent liquidity, and overall relationship-focused customer approach were immensely important to Oppenheimer Funds in 2001, particularly after September 11th. *Jefferies provided facilities and technical support which proved invaluable* in allowing us to not only survive but to continue to deliver first-rate investment services to our customers. It's a highly valued business relationship."

Kurt Wolfgruber, Senior Investment Officer, Director of Domestic Equities, Oppenheimer Funds

"Jefferies is a unique player in the securities brokerage space, in our opinion. Focusing primarily on middle market equity trading utilizing an institutional customer flow driven model based on developing and maintaining client relationships, we believe Jefferies has developed an unmatched expertise in trading mid-cap stocks with significant barriers to entry. For example, Jefferies crosses 33 percent of its listed volume trades, more than double the industry average of 14 percent—an indication of its dominance in the mid-cap space."

Christopher J. Allen, Equity Analyst, Putnam Lovell Securities Inc.

"In March 2001, we completed our initial public offering on the NYSE. Jefferies was instrumental not only in the successful launch of our stock, but also in its excellent performance since that time. We have been extremely pleased with Jefferies' professional service, hard work and follow through. Their contribution was key in making Stelmar one of the IPO stars of 2001."

Peter Goodfellow, CEO, Stelmar Shipping Ltd.

Closing Stock Price — Jefferies Group, Inc. (NYSE:JEF)
January 2000–December 2001


$ 50
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35
30
25
20
15
10
5
0
Jan 00
Apr 00
Jul 00
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Jan 01
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Superior Trading Execution



Equity Sales & Trading
Los Angeles



Outstanding Capital Markets Reach

Equity Sales & Trading
Boston

"We are extremely proud of the results we were able to achieve given the difficult economy. Jefferies will continue to be flexible and adapt to changing markets as best we can and plan to face challenges ahead with the same tenacious, proactive approach we always have."

Richard B. Handler, Chairman and Chief Executive Officer

"Everyone at Jefferies is committed to being the best in the business. Our balance sheet, human capital and infrastructure are very strong. We continually strive to live up to the trust placed in us by our clients. They are what drive us each and every day."



Middle Market Focus

Research Sales
New York

Financial Highlights

(In Millions, Except Per Share Amounts)	2001	2000	Change
	At or for the Year ended December 31,		
Total Revenues	$ 785.0	$ 761.9	3%
Operating Income	102.7	95.4	8%
Net Earnings	59.5	55.0	8%
Earnings Per Share (diluted)	2.28	2.26	1%
Book Value Per Share	21.08	18.57	14%
Stockholders' Equity	565.7	458.4	23%
Closing Stock Price	42.31	31.25	35%



630.8
590.6
640.1
761.9
785.0
97 98 99 00 01

Total Revenues
(in millions)



41.4
36.2
48.8
55.0
59.5
97 98 99 00 01

Net Earnings*
(in millions)



1.85
1.58
2.04
2.26
2.28
97 98 99 00 01

Earnings Per Share*

*From Continuing Operations


High Yield Sales & Trading
Los Angeles

Management Letter to Shareholders

While a bear market and an economic recession are not ideal, they afforded us the rare opportunity to test every facet of our business and prove to ourselves what we have always known – that Jefferies is truly a unique firm. 2001 was one of the most challenging years in recent memory. Each of our businesses faced unprecedented challenges and a difficult economic environment. Despite these conditions, Jefferies posted a third consecutive year of record revenues, operating income and earnings per share. Our market capitalization now exceeds $1 billion, and we are well on our way to achieving annual revenues of $1 billion.

We are extremely proud to be part of this outstanding organization. Virtually every employee is a shareholder and we continue to have tremendous participation in our voluntary stock ownership plans. With over 52 percent of our shares now held by our employee-shareholders, we are truly an employee-owned firm with a deeply rooted entrepreneurial culture that has now spanned five decades. We believe the Jefferies culture is one of the last bastions in our industry for intensely committed individuals who believe in making a real difference. As a firm, we never forget that our core strength has always been and continues to be our clients and our people – their commitment, their focus and their relationships.

Every business unit – sales and trading, corporate finance, research and asset management – encountered tremendous adversity both domestically and internationally. Decimalization, unprecedented default rates within the high yield industry, a capital markets shutdown, economic unease, and other significant events made for a particularly arduous year for our nation, industry and firm. We took these challenges in stride, adjusted where we needed to, helped where we could, and solidified our position as an independent firm with over 1,200 talented and passionate people who show up every single day, ready to roll up their sleeves and work to serve our customers.

While sales and trading remain the core of our business, our diverse platform carried us through what might otherwise have been a far more difficult year. Due to an extraordinary effort on all fronts, Jefferies' results remained strong year over year. In sales and trading, we maintained stable revenues in our equity division, while our high yield and convertible departments grew nearly 50 percent. Our corporate finance revenues were up nearly 40 percent, asset management revenues grew 85 percent, and the international division held its own despite extremely difficult market conditions in both Europe and Japan. We effectively managed our costs and maintained strong operating margins. We thank all of our employee-shareholders for their contribution, their sacrifice and their commitment. Their undeniable energy and unmistakable drive continue to draw more and more quality people to Jefferies.

A few key additions in 2001 bear mentioning. Roy Furman, cofounder and former president of Furman Selz LLC, joined us in early 2001 as Vice Chairman. The countless opportunities resulting from his extensive experience and contacts throughout corporate America have made him an invaluable addition. Brian Friedman, head of FS Private Investments, also joined us mid-year, along with his team of seasoned professionals and over $600 million in private equity funds. He has been a significant contributor to the management team and is an active and supportive member of our Executive Committee. In autumn of 2001, Larry Helfant, his management team, and senior floor members dramatically enhanced the Jefferies value proposition that our customers have come to expect. Helfant Group, Inc., a wholly-owned subsidiary of Jefferies, is the largest independent floor broker and handles approximately 10 percent of the reported daily volume on the New York Stock Exchange.

The year marked the passing of our founder and inspirational leader, Boyd Jefferies. His compassion, intensity and focus truly define this firm and we are all grateful for the legacy he leaves behind. His spirit lives on in each of us.

Boyd Jefferies was not our only loss in 2001. On the morning of September 11, we witnessed an act of terrorism beyond the scope of what many of us could have comprehended prior to that day. While we were very fortunate to have experienced comparatively minor damage with no loss of our own employees, we did not escape the loss of friends and family. We grieve for those who died and those who survive them. On October 11, we donated all of our trading revenues from that day to the relief efforts. Clients nearly tripled their daily business, employees gave up commissions and pay, and vendors graciously offered their services at no charge. As a result, we were able to raise $6.5 million. Words cannot describe the pride we feel in the company that we are so proud not only to be a part of, but to have been trusted to run.

Looking forward, Rich's additional role as chairman provides us the opportunity to further realize our vision and strengthens our overall strategy. We thank Frank Baxter for his many years of dedicated service and the platform he helped to develop.

We are deeply committed to our clients, our shareholders and our employees. Our mission as leaders of this outstanding organization is to lead by example and adapt to the ever-changing environment, providing our employees with the tools they need to maximize value to all shareholders. Our goals as a firm and member of our community remain the same. We will continue to employ the best people at every level who are committed to providing the highest quality of service to our customers. We will also continue to more fully develop and leverage the world-class trading and transaction platform that we have built, while at the same time grow our firm prudently and profitably by capitalizing on the tremendous team that has been assembled. We take these responsibilities very seriously and appreciate the incredible opportunity that you have provided us.

Thank you for your continued support.



Richard B. Handler
Chairman and
Chief Executive Officer

John C. Shaw, Jr.
President and Chief
Operating Officer




Client-focused
Relationship-driven
Corporate Finance
New York



Roy L. Furman
Vice Chairman
Jefferies & Company, Inc.

"As cofounder and former president and CEO of another middle market securities and investment banking firm, I was drawn to Jefferies by its exceptional culture of entrepreneurship and creativity. Since joining the firm, I have been impressed by the quality of the professionals, and the breadth and depth of services Jefferies offers companies and investors. After a period of tremendous


"I have been impressed by the quality of the professionals, and the breadth and depth of services..."

Roy L. Furman, Vice Chairman, Jefferies & Company, Inc.
Joined May 2001

A Review of our Business

Only in adversity do the strength and spirit of a company truly shine. 2001 proved to be one of the most difficult years in recent history, and Jefferies not only held its own, but excelled. While other companies posted sharp declines in financial results, Jefferies reported yet another record year. While other firms laid off workers, Jefferies found resourceful ways of cutting non-essential costs in a tight market and actually increased the number of employees by almost 20 percent. Why is Jefferies so successful? Because we're opportunity focused. We're market responsive. We're client driven.

The depth and breadth of our experience and services are key to our continued success, and our entrepreneurial culture prevails. Our business model is flexible enough to adapt to changing times and solid enough to endure any market. In addition to the careful expansion of our core competencies, Jefferies continues to make key additions and intensify our middle market focus. Our flat organizational structure and our industry expertise allow us to act on new opportunities quickly yet carefully, to keep us on the cutting edge of the industry. We think strategically. We set realistic goals. We do what's right for our clients.

KEY ADDITIONS

Roy L. Furman In May 2001, Jefferies welcomed Vice Chairman Roy Furman, cofounder and former president of Furman Selz LLC, and former vice chairman of ING Barings LLC. With over 30 years on Wall Street, Mr. Furman has brought his vast experience in investment banking and the securities industry, as well as his extensive client and personal relationships, to Jefferies. He has already been a major contributor to the firm.

FS Private Investments/Jefferies Capital Partners
In mid-2001, Jefferies entered the private equity business through an affiliation with FS Private Investments, the manager of two private equity funds with over $600 million in equity commitments. Now operating as Jefferies Capital Partners, we anticipate near-term contribution from the referral of corporate finance opportunities to Jefferies and long-term value from the raising of new jointly sponsored equity, mezzanine and debt funds, enhancing both our asset management and corporate finance functions.

Helfant Group, Inc. Another pivotal event in 2001 was the acquisition of Lawrence Helfant LLC. When merged, Lawrence Helfant LLC and our subsidiary, W&D Securities, Inc., became Helfant Group, Inc., the largest independent floor broker on the New York Stock Exchange and the fourth largest overall. Helfant Group, Inc. operates as an independent company serving over 120 clients and other broker-dealers.
In the fourth quarter of 2001, Helfant executed an average of over 123 million shares a day, representing approximately 10 percent of the reported trading volume on the NYSE.



Jefferies is an independent, client-focused, relationship-driven investment bank with more than 1,200 employees in 20 offices worldwide.

SALES & TRADING

Trading nearly $1 trillion in securities in 2001, Jefferies is one of the most effective traders on the Street. Why? Because we never rest on our laurels. We know that today's marketplace may be vastly different from tomorrow's and we continually take steps to position ourselves accordingly by integrating new technologies and embracing new opportunities as they present themselves. Our objective is to trade with minimal impact on the market, simply by bringing natural buyers and sellers together through our extensive network of over 2,000 foreign and domestic institutions.

Equity In a changing regulatory and challenging business environment, our equity sales and trading unit reported stable revenues of $337 million, while many of our competitors experienced a decline in revenues. Our adaptable, flexible platform allowed us to make strategic changes and significant personnel additions, to the benefit of our clients. The Helfant acquisition raised our profile considerably on the NYSE, securing 18 seats on the exchange, expanding FIX protocol, and increasing our trading capacity substantially. We continued to add talented business managers and key producers, including three major additions to manage our Portfolio Trading desk. In the wake of decimalization, we demonstrated our commitment to working with our clients, either on an agency or principal basis. Our 130 institutional sales professionals traded over 10 billion shares in 2001—an average of nearly 40 million shares a day.

Jefferies is a major source of liquidity for institutional investors, making a market in more than 1,500 stocks, an increase of 30 percent over last year, and trading in the securities of over 8,500 companies. As reported by AutEx®, our crossing rate approaches 40 percent of executed trades—more than twice the industry average and the highest among traditional brokerage firms. According to the Reuters 2001 U.S. Larger Company Survey, Jefferies ranks #1 in the trading and execution of small cap stocks. As ranked by AutEx®, we are a top 5 trader in over 1,000 Nasdaq-listed stocks, ranking second among all brokerage firms. Looking forward, we continue to diversify the scope of our services, with the intent of entering the index arbitrage business, and assessing the initial impact of single stock futures.

High Yield In a very volatile marketplace, with liquidity constraints and a soft underwriting environment, our high yield platform performed extremely well, focusing on secondary trading with an emphasis on distressed and special situations. The scope of the distressed market increased dramatically in 2001 with the continued decline of the telecom and telecom-related sectors and frequent fallen angels from asbestos liabilities, economic sensitivity and suspect or aggressive accounting practices. Non-distressed secondary trading was also robust due to a lack of new issues, increased liquidity concerns, and a desire by issuers to capture a discount on their securities. As a result, our revenues increased 57 percent to

Jefferies provides corporate finance services to middle market companies, and comprehensive brokerage services, fundamental research, and asset management capabilities to institutional investors.



$57 million on increased trading volume of more than $11 billion. During the year, we continued to expand our capabilities for secondary trading, adding two bank debt specialists, and increasing our dedicated capital by 30 percent, to $850 million.

Convertibles Aided by our strong convertibles research effort, our U.S. convertibles unit was able to find considerable value for our clients, despite a fairly hostile trading environment characterized by persistent accounting/credit issues and declining stock prices. Our 15 professionals increased overall revenues 36 percent to $34 million, sidestepping potential disasters in the independent power, technology and telecom sectors. Despite the market, Jefferies completed a $172 million convertible offering for Vector Group Ltd., a leading innovator in the tobacco industry, which proved to be one of the best performing convert deals in 2001. Personal service and market expertise continue to be the cornerstone of our success.

CORPORATE FINANCE

Our corporate finance division truly came into its own in 2001 with an overall increase in revenues of 37 percent to $124 million. Despite a challenging capital markets environment, we successfully completed 66 transactions with a value of nearly $10 billion. This growth reflects continued expansion in each of our product areas, including increases in the number of managed public and private equity, high yield and convertible debt offerings. Notable was the continued growth of our restructuring practice. In 2001, we advised on restructuring assignments representing $25 billion of debt, demonstrating our ability to leverage our capital markets capabilities and institutional relationships, in addition to our financial advisory expertise.

In 2001, we expanded our M&A capabilities by forming a strategic relationship with Quarterdeck Investment Partners, LLC and now jointly provide investment banking services to aerospace, defense and government IT companies. Our first joint transaction closed in February 2002, a highly successful $132.5 million initial public offering for ManTech International Corporation.

Having added 20 senior bankers, we now have more than 110 experienced professionals working in specific industry and product areas. Our superior advisory and capital raising skills, creative solutions and solid performance are invaluable in a changing marketplace. The following transactions in 2001 help demonstrate our capabilities:

American Restaurant Group, Inc. Jefferies completed an exchange offer of approximately $142.6 million of American Restaurant Group, Inc.'s Senior Secured Notes. As part of the exchange offer, the company accepted approximately $113.1 million of 11.5% Senior Secured Notes due 2003 (the "Old Notes") in exchange for 11.5% Senior Secured Notes due 2006 (the "New Notes"), issued $30.0 million of New Notes as an add-on to the exchange and


Convertible Sales & Trading
New York



"We appreciated Jefferies' entrepreneurial culture, high integrity and middle market focus."

Brian P. Friedman, President, Jefferies Capital Partners
Affiliated May 2001

James L. Luikart
Executive Vice President
Jefferies Capital Partners

"Since joining Jefferies, we couldn't feel more at home. We have a strong rapport and great working relationship with Jefferies' corporate finance professionals, to the benefit of our portfolio companies and funds in general, as well as Jefferies."



Brian P. Friedman
President
Jefferies Capital Partners

"Deciding to come to Jefferies was easy. When our global financial partner decided to sell its U.S. investment bank, we decided to review our alternatives for the long-term development of our business and we considered a number of securities firms. After 17 years, it was a major decision, but after several months of meetings and thought, we chose to align with Jefferies. We appreciated Jefferies' received consents to the proposed amendments of the indenture. American Restaurant Group, the operator of a chain of 105 Black Angus steakhouses, was facing upcoming debt maturities and an uncertain operating outlook, which issues were substantially compounded by the temporary closure of the financial markets in the wake of the tragedies of September 11th. Despite the unfortunate timing, Jefferies was able to price the offering within two weeks, the first high yield debt offering following September 11th.

JCC Holding Company Jefferies acted as financial advisor to JCC Holding Company, the owner of Harrah's New Orleans Casino, in connection with its pre-negotiated Chapter 11 Plan of Reorganization, which involved the elimination of approximately $633 million in bank debt, senior subordinated notes, minimum payment guaranty advances and other liabilities. Jefferies led negotiations with JCC's lenders, bondholders and Harrah's Entertainment. We also participated in negotiations both with the state of Louisiana, to reduce the minimum State Gaming Payment and certain operating restrictions, and with the city of New Orleans, to reduce the payments required under the lease agreement with the city.

Radiologix, Inc. In December 2001, Jefferies acted as lead manager on the offering of $160 million of 10.5% Senior Notes due 2008 by Radiologix, Inc., an operator of free-standing diagnostic imaging centers in the United States. Facing significant principal payments on its bank debt, Radiologix sought to repay all of its bank debt and to purchase leased equipment. Jefferies' healthcare and high yield banking teams worked with the company to obtain a key rating upgrade from Moody's prior to the successful marketing of the notes. In the 60 days following the offering, Radiologix's stock price appreciated over 30 percent. In addition, Jefferies continues to be a dominant trading force in Radiologix's stock.

Stelmar Shipping Ltd. Demonstrating our leadership in maritime finance, Jefferies acted as the lead managing underwriter for the initial public offering of Stelmar Shipping Ltd., a company that, at the time of the offering, owned and operated a fleet of eleven modern tankers and had four additional tankers under construction. In March 2001, Stelmar issued over 8 million shares of common stock at $12 per share, resulting in $96 million of gross proceeds. In October 2001, Stelmar was included in the *Wall Street Journal's* IPO scorecard as one of the twelve-month top performers. The company, whose fleet currently consists of twenty-seven tankers, reported year end 2001 operating results and posted its 28th consecutive quarter of profitability.

RESEARCH

With more than 80 research professionals focusing on more than 800 companies in nearly 40 industries worldwide, Jefferies provides in-depth research on equity, high yield and convertible securities. We continue to focus on broadening our coverage and bring-



Known for outstanding capital markets reach and execution, Jefferies tailors every deal, every trade, and every transaction to create optimal solutions for clients.

ing seasoned analysts to the firm in order to provide our clients with value-added ideas for both long-term and short-term investing.

U.S. and European Equity Research In 2001, we added several key analysts and expanded our equity research coverage substantially. A smooth integration of The Europe Company and its European research product, as well as a 15 percent increase in the total number of companies we follow, were some of the year's highlights. Our 70 equity research professionals cover nearly 500 companies in over 30 industries worldwide. Every senior Jefferies U.S. equity research analyst was recognized by *Institutional Investor's* 2001 equity research awards. According to First Call, as measured by the number of notes accessed by institutional investors on a per analyst basis, Jefferies is a top 5 provider of equity research.

High Yield Research Jefferies has one of the largest and most seasoned high yield research staffs on Wall Street, covering aerospace, energy, gaming, healthcare, industrial, home building, and telecom, as well as distressed and special situations. Our eight senior analysts, with over 100 years combined experience, are an invaluable component of our high yield unit, covering 300 companies in 14 industries. Jefferies' high yield unit maintains its long-standing reputation for uncovering valuable trading opportunities through our in-depth research and keen understanding of all types of credits.

Convertible Research Instrumental in assisting the clients of our convertibles trading unit, Jefferies' convertible research effort continues to focus on identifying undervalued securities with above average yield and limited downside in the U.S. and abroad. Our research professionals analyze industries, companies and their securities on a continual basis. We have been very successful in generating investment ideas and identifying overlooked opportunities for our clients.

ASSET MANAGEMENT

Jefferies significantly extended its asset management platform in 2001, generating almost $18 million in revenues, up 85 percent from last year, and almost doubling its assets under management to over $2 billion.

High Yield Jefferies' high yield funds raised $110 million in additional equity in a very challenging market and experienced a 15 percent growth in total equity. The Jefferies Partners Opportunity family of funds performed well, delivering gross returns between 27 and 31 percent. With $850 million in dedicated capital, our high yield platform utilizes a three-pronged market approach: traditional high yield, distressed, and special situations. This approach, coupled with an ability to participate in DIP and bridge lending, as well as bank debt trading and investing, provides flexibility to adapt to and remain profitable in all market environments.

Jefferies' lean structure allows us to offer our clients a focused product line as powerful as our largest competitors, coupled with levels of service and commitment only possible from a smaller firm.



Jefferies Capital Partners Jefferies substantially augmented its asset management capabilities through its affiliation with Jefferies Capital Partners. With over $600 million in total assets under management, Jefferies Capital Partners invests in private and public small to mid-cap companies with established businesses and high growth potential. Investments include buyouts, buildups, recapitalizations and growth opportunities.

Jefferies Asset Management Ltd. With 1.3 billion CHF in assets under management, Zurich-based Jefferies Asset Management Ltd., one of the largest and most experienced providers of advisory and asset management services in the global convertible field, increased assets 6 percent in spite of the difficult market conditions in 2001.

INTERNATIONAL

Difficult market and economic conditions in both Europe and Asia created a challenging 2001 for our International Division, which contributed $63 million of revenues. However, this was also a period of considerable opportunity as the retrenchment taking place within the industry made available to us a pool of talent that had been hard to attract during more vibrant market conditions. By taking advantage of this opportunity, we were able to position ourselves better for healthier market conditions as well as deepen and broaden our levels of expertise. We are deeply committed to our international businesses and are optimistic for continued growth, as a result of both the quality of the businesses that we are building and the opportunity to provide our U.S. clients with global service.

We have completed a successful integration of The Europe Company and, as a result, we have expanded the distribution of research on European equities, established a platform from which to compete for corporate finance mandates in the European mid-cap sector, and enhanced the service we provide in the sales and trading of European equity and equity-linked products.

International assets under management increased 6 percent and revenues increased 15 percent, during a year in which global equity markets posted significant declines. We continued to build on our reputation for delivering stable, reliable returns in demanding conditions and added a number of major continental pension funds to our client list.

ADDITIONAL SERVICES

Correspondent Clearing Known for providing quality customer service and efficient processing, Jefferies is a full service provider of execution and clearing services to institutional broker-dealers and other financial institutions. We provide timely and efficient clearing and settlement services in more than 30 countries. Our proprietary institutional platform and our efficient operational group have been major contributors to our substantial growth over the past year, adding six new clients in the last quarter of 2001 alone.


Equity Research
Los Angeles



Lawrence Helfant
Co-Chairman
Helfant Group, Inc.

"When Jefferies approached me about forming Helfant Group, I knew immediately that I liked the idea. The experience and ability of our floor operation complement the existing upstairs trading desks and sales groups well. I was particularly attracted to the strengths that have always surrounded Jefferies and I saw the merger as a partnership that would enhance the Jefferies trading platform


"As a firm, we look forward to the new opportunities our combination with Jefferies will present."
Lawrence Helfant, Co-Chairman, Helfant Group, Inc.
Acquired September 2001

Paul W. Bodor
Co-Chairman
Helfant Group, Inc.

"Expanding our NYSE execution capabilities through the acquisition of Lawrence Helfant LLC achieved in one fell swoop complete floor coverage and preeminent electronic connectivity solutions. The combination with W&D Securities enhances Jefferies' existing upstairs listed execution capacity and at the same time presents a sizable footprint on the floor and the necessary execution

Jefferies' entrepreneurial spirit cultivates an environment where unorthodox thinking and creative solutions prevail, generating the maximum value for our clients.



Prime Brokerage Jefferies offers members of the professional investment community, namely hedge funds, money managers and registered investment advisors, the ability to use our state-of-the-art operations network to support their growing businesses.

Securities Lending Our Securities Lending unit remains a critical element of our operating revenues, with a matched book that grew 25 percent in 2001 to $3 billion, including a government matched book. With access to over $1 trillion of domestic and foreign securities, clients look to Jefferies to assist with their portfolio hedging strategies.

Technology and Clearing Jefferies' outstanding technology team continues to be an invaluable extension of our platform, increasing our trading capacity and streamlining our processes. Our trade processing volumes grew 20 percent and trade breaks continue to decrease. We made the smooth transition to decimalization for listed and OTC stocks, and straight-through processing. We also implemented SuperSOES for OTC execution, and an Order Management System on the U.S. Equity desk with electronic order routing to floor brokers on the NYSE, OTC Market Makers, and ECNs. In addition, we implemented a new trading system with increased capacity and connectivity to liquidity sources for our Portfolio Trading desk.

Our clearing group's customer focus and high level of support differentiate us from competitors. Our technology in support of clearing is very STP oriented and is well positioned for T+1. This past year we implemented essential workflow tools to streamline the processing of new accounts and trade break reporting. We also proved the integrity of our network throughout the World Trade Center disaster and have since invested substantially in our infrastructure to prevent future vulnerability, including the implementation of a robust Enterprise Management System.

2001 was an incredibly difficult year that tested every aspect of our business, including the soundness of our diverse platform, the integrity of our business systems, the strength and character of our employees, and the depth of our relationships, and Jefferies prospered. We look forward to the coming year with a renewed vigor and drive, as each challenge brings with it opportunity. Now more than ever we are committed to being the best in the business and we are well positioned to become the leading independent financial firm focused on the middle market.


Jefferies International Ltd.
London

Record Revenues and Earnings



Condensed Consolidated Statements of Earnings

(In Thousands, Except Per Share Amounts)	Year Ended December 31, 2001	2000	1999	1998	1997
Revenues					
Commissions	$ 233,860	$ 221,471	$ 202,803	$ 190,870	$ 148,940
Principal transactions	273,736	264,130	232,239	177,189	179,081
Corporate finance	124,099	90,743	80,749	126,651	228,640
Interest	131,408	172,124	115,425	91,024	70,656
Asset management	17,687	9,560	1,973	926	–
Other	4,201	3,835	6,958	3,955	3,525
Total revenues	784,991	761,863	640,147	590,615	630,842
Interest expense	114,709	144,460	96,496	75,153	61,314
Revenues, net of interest expense	670,282	617,403	543,651	515,462	569,528
Non-interest expenses					
Compensation and benefits	400,159	376,571	329,769	321,943	373,619
Floor brokerage and clearing fees	47,451	36,908	33,815	32,425	26,754
Communications	44,583	45,398	42,427	47,210	40,305
Occupancy and equipment rental	22,916	19,193	16,003	14,036	15,701
Travel and promotional	21,349	18,432	16,676	17,710	15,300
Other	31,172	25,508	20,866	22,945	29,159
Total non-interest expenses	567,630	522,010	459,556	456,269	500,838
Earnings before income taxes	102,652	95,393	84,095	59,193	68,690
Income taxes	43,113	40,412	35,256	22,992	27,334
Earnings from continuing operations	59,539	54,981	48,839	36,201	41,356
Discontinued operations of ITGI, net of tax	–	–	12,888	33,481	22,211
Net earnings	$ 59,539	$ 54,981	$ 61,727	$ 69,682	$ 63,567
Earnings per share of Common Stock					
Basic:					
Continuing operations	$ 2.42	$ 2.30	$ 2.05	$ 1.62	$ 1.92
Discontinued operations of ITGI, net of tax	–	–	0.55	1.50	1.03
Net earnings	$ 2.42	$ 2.30	$ 2.60	$ 3.12	$ 2.95
Diluted:					
Continuing operations	$ 2.28	$ 2.26	$ 2.04	$ 1.58	$ 1.85
Discontinued operations of ITGI, net of tax	–	–	0.51	1.38	0.95
Net earnings	$ 2.28	$ 2.26	$ 2.55	$ 2.96	$ 2.80
Weighted average shares of Common Stock					
Basic	24,612	23,912	23,778	22,346	21,552
Diluted	26,132	24,335	23,992	22,954	22,349

Condensed Consolidated Statements of Financial Position

(In Thousands)	December 31, 2001	2000	1999	1998	1997
Assets					
Cash and cash equivalents	$ 188,106	$ 24,996	$ 77,197	$ 55,581	$ 58,225
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	154,989	206,444	18,317	62,518	30,977
Receivable from brokers and dealers	4,064,626	2,860,677	1,965,469	2,018,090	1,269,664
Receivable from customers, officers and directors	136,605	254,562	226,449	93,526	166,284
Securities owned	385,634	321,062	376,506	100,797	245,055
Investments	168,863	136,047	119,100	93,463	134,836
Investment in discontinued operations of ITGI	–	–	–	108,333	65,057
Premises and equipment	48,436	43,635	39,117	20,524	23,322
Other assets	197,478	110,446	74,097	65,032	64,686
	$5,344,737	$3,957,869	$2,896,252	$2,617,864	$2,058,106
Liabilities and Stockholders' Equity					
Bank loans	$ 50,000	$ –	$ –	$ 21,000	$ –
Payable to brokers and dealers	3,885,842	2,423,488	1,663,955	1,602,906	981,705
Payable to customers	313,207	501,786	271,811	226,774	202,255
Securities sold, not yet purchased	150,146	171,685	186,420	39,365	188,700
Accrued expenses and other liabilities	226,089	249,918	228,004	243,657	293,400
	4,625,284	3,346,877	2,350,190	2,133,702	1,666,060
Long-term debt	153,797	152,545	149,485	149,387	149,290
	4,779,081	3,499,422	2,499,675	2,283,089	1,815,350
Stockholders' Equity					
Preferred stock	–	–	–	–	–
Common stock	3	3	2	234	224
Additional paid-in capital	159,018	86,004	62,367	28,943	39
Retained earnings	439,195	384,846	334,742	344,441	271,589
Less:					
Treasury stock	(27,856)	(10,383)	(587)	(37,125)	(26,954)
Currency translation adjustments	(2,403)	(885)	236	(49)	(622)
Additional minimum pension liability	(2,301)	(1,138)	(183)	(1,669)	(1,520)
Net stockholders' equity	565,656	458,447	396,577	334,775	242,756
	$5,344,737	$3,957,869	$2,896,252	$2,617,864	$2,058,106

Selected Quarterly Data (Unaudited)

(In Thousands, Except Per Share and Percentage Data)	March	June	September	December	Year
2001					
Earnings Statement Data					
Revenues	$ 209,708	$ 215,897	$ 165,644	$ 193,742	$ 784,991
Interest expense	32,803	34,453	28,565	18,888	114,709
Revenues, net of interest expense	176,905	181,444	137,079	174,854	670,282
Non-interest expenses	149,774	152,870	118,690	146,296	567,630
Earnings before income taxes	27,131	28,574	18,389	28,558	102,652
Income taxes	11,447	12,022	7,757	11,887	43,113
Net earnings	$ 15,684	$ 16,552	$ 10,632	$ 16,671	$ 59,539
Earnings per share of Common Stock:					
Basic	$ 0.65	$ 0.68	$ 0.43	$ 0.66	$ 2.42
Diluted	$ 0.63	$ 0.65	$ 0.40	$ 0.61	$ 2.28
Weighted average shares of Common Stock:					
Basic	24,039	24,206	24,938	25,233	24,612
Diluted	25,061	25,564	26,593	27,247	26,132
Other Selected Data					
Total assets	$5,717,094	$4,081,071	$4,315,783	$5,344,737	$5,344,737
Long term debt	$ 152,381	$ 153,616	$ 153,830	$ 153,797	$ 153,797
Total stockholders' equity	$ 483,311	$ 507,051	$ 552,952	$ 565,656	$ 565,656
Book value per share of Common Stock	$ 19.34	$ 19.62	$ 20.53	$ 21.08	$ 21.08
Common stock shares outstanding	24,986	25,838	26,933	26,836	26,836
Annualized return on equity	13.4%	13.5%	8.1%	12.0%	11.7%
2000					
Earnings Statement Data					
Revenues	$ 194,760	$ 182,618	$ 198,299	$ 186,186	$ 761,863
Interest expense	31,099	38,277	35,047	40,037	144,460
Revenues, net of interest expense	163,661	144,341	163,252	146,149	617,403
Non-interest expenses	137,460	122,960	137,728	123,862	522,010
Earnings before income taxes	26,201	21,381	25,524	22,287	95,393
Income taxes	11,177	9,009	10,811	9,415	40,412
Net earnings	$ 15,024	$ 12,372	$ 14,713	$ 12,872	$ 54,981
Earnings per share of Common Stock:					
Basic	$ 0.63	$ 0.51	$ 0.62	$ 0.54	$ 2.30
Diluted	$ 0.62	$ 0.51	$ 0.60	$ 0.52	$ 2.26
Weighted average shares of Common Stock:					
Basic	23,998	24,052	23,859	24,037	23,912
Diluted	24,232	24,258	24,402	24,648	24,335
Other Selected Data					
Total assets	$4,318,125	$4,185,266	$3,730,222	$3,957,869	$3,957,869
Long term debt	$ 149,509	$ 149,533	$ 152,350	$ 152,545	$ 152,545
Total stockholders' equity	$ 418,941	$ 423,346	$ 443,502	$ 458,447	$ 458,447
Book value per share of Common Stock	$ 17.15	$ 17.43	$ 18.09	$ 18.57	$ 18.57
Common stock shares outstanding	24,426	24,284	24,520	24,688	24,688
Annualized return on equity	14.8%	11.8%	13.7%	11.5%	12.9%

Independent Auditors' Report

The Board of Directors and Stockholders
Jefferies Group, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated statements of financial condition of Jefferies Group, Inc. and subsidiaries as of December 31, 2001, 2000, 1999, 1998 and 1997, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the five-year period ended December 31, 2001 (not presented herein); and in our reports dated January 14, 2002, January 17, 2001, January 18, 2000, January 19, 1999, except as to note 17 to the consolidated financial statements, which is as of April 20, 1999, and January 20, 1998, except as to note 19 to the consolidated financial statements, which is as of March 17, 1998, we expressed unqualified opinions on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
January 14, 2002

We would like to acknowledge all those who perished in the tragic events of September 11, 2001 and those who survived them. This day was an attack on our friends, colleagues, industry, and country and is forever etched in our memory.



Boyd L. Jefferies 1930-2001

We would like to dedicate this annual report to our namesake and founder, Boyd L. Jefferies, a visionary and a leader on Wall Street. His compassion, intensity, and focus will continue to drive the entrepreneurial culture that he created 40 years ago.

What is entrepreneurial spirit? It is the fundamental way we do business. It is allowing our employees to do what they do best and encouraging new and creative ideas. It is not being afraid of change but incorporating it into our business model. It is not avoiding challenges, but embracing the opportunities that come with them. In every sense, it is Jefferies.

Corporate Directory

Jefferies Group, Inc.

Directors
W. Patrick Campbell[1][2]
Chairman and CEO, Magex Ltd.

Richard G. Dooley[1][2]
Retired Chief Investment Officer
Massachusetts Mutual Life
Insurance Company

Richard B. Handler
Chairman of the Board and Chief
Executive Officer

Sheldon B. Lubar[1][2]
Chairman, Lubar & Co., Incorporated

Frank J. Macchiarola[1][2]
President, St. Francis College

John C. Shaw, Jr.
President and Chief Operating Officer

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*

Officers
Jerry M. Gluck
General Counsel and Secretary

Richard B. Handler
Chairman of the Board and
Chief Executive Officer

Joseph A. Schenk
Executive Vice President and
Chief Financial Officer

John C. Shaw, Jr.
President and Chief Operating Officer

Maxine Syrjamaki
Controller

Jefferies & Company, Inc.
Executive Committee
Jonathan R. Cunningham
Executive Vice President
Convertible Division

Brian P. Friedman
President
Jefferies Capital Partners

Richard B. Handler
Chairman of the Board and
Chief Executive Officer

Chris M. Kanoff
Executive Vice President
Corporate Finance Division

Joseph A. Schenk
Executive Vice President

John C. Shaw, Jr.
President and Chief Operating Officer

Clifford A. Siegel
Executive Vice President
International Division

Andrew R. Whittaker
Executive Vice President
Corporate Finance Division

Locations
Jefferies Group, Inc. Corporate Office:
520 Madison Avenue
New York, New York 10022
(212) 284-2550

Jefferies & Company, Inc. Sales Offices:
3414 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 264-5000

One Post Office Square
Boston, Massachusetts 02109
(617) 342-7800

55 West Monroe Street
Chicago, Illinois 60603
(312) 750-4700

13355 Noel Road
Dallas, Texas 75240
(972) 701-3000

909 Fannin Street
Houston, Texas 77010
(713) 658-1100

11100 Santa Monica Boulevard
Los Angeles, California 90025
(310) 445-1199

2525 West End Avenue
Nashville, Tennessee 37203
(615) 963-8300

650 Poydras Street
New Orleans, Louisiana 70130
(504) 681-5700

520 Madison Avenue
New York, New York 10022
(212) 284-2550

3957 Westerre Parkway
Richmond, Virginia 23233
(804) 423-8200

650 California Street
San Francisco, California 94108
(415) 229-1500

51 JFK Parkway
Short Hills, New Jersey 07078
(973) 912-2900

One Station Place
Stamford, Connecticut 06902
(203) 708-5800

Operations Office:
Harborside Financial Center
Jersey City, New Jersey 07311
(201) 200-1222

International & Affiliate Offices:
Jefferies International Limited
Europe Company, Ltd.
Bracken House
One Friday Street
London EC4M 9JA England
(011) 44-20-7618-3500

Jefferies (Paris) Limited
Europe Company, Ltd.
8 rue Halevy
75009 Paris
France
(011) 33-153-43-6700

Jefferies Pacific Limited
Nine Queen's Road Central
Hong Kong
(011) 852-2822-9188

Jefferies (Japan) Limited
Asahi Seimei Hibiya, Bldg.
1-5-1, Yuraku-cho,
Chiyoda-ku
Tokyo 100-0006 Japan
(011) 813-5251-6100

Jefferies (Switzerland) Ltd.
Jefferies Asset Management Ltd.
Uraniastrasse 12
8023 Zurich
Switzerland
(011) 411-227-1600

Helfant Group, Inc.
30 Broad Street
New York, New York 10004
(212) 425-7460

Jefferies Capital Partners
520 Madison Ave.
New York, New York 10022
(212) 284-1700

General Counsel
Morgan, Lewis & Bockius LLP

Transfer Agent, Registrar
EquiServe

Independent Certified
Public Accountants
KPMG LLP

Form 10-K
Additional supporting detail to the financial statements is provided annually to the Securities and Exchange Commission on SEC Form 10-K. Copies may be obtained, without charge, upon request.

Company Securities
Jefferies Group, Inc.'s Common Stock is listed on the New York Stock Exchange under the symbol JEF.

Shareholder Inquiries
(203) 708-5975

Internet Address



JEFFERIES

Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022

11100 Santa Monica Boulevard
Los Angeles, California 90025